26th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

August 9, 2023

CONFIDENTIAL

Division of Corporation Finance Office of Trade & Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Amy Geddes Theresa Brillant Scott Anderegg Lilyanna Peyser

Re:	NIP Group Inc. (CIK No. 0001966233)

Response to the Staff’s Comments on Amendment No. 2 to Draft
Registration Statement on Form F-1 Submitted June 5, 2023

Dear Ms. Geddes, Ms. Brillant, Mr. Anderegg and Ms. Peyser:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 29, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 5, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also made updates in the Draft Registration Statement to reflect recent developments. In June 2023, to streamline its corporate structure and considering the changing regulatory environment, the Company terminated the contractual arrangements among Wuhan Muyecun Network Technology Co., Ltd. (the “WFOE”), Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (the “former VIE”), and the shareholders of the former VIE, pursuant to which the WFOE acquired 100% of the equity interests of the former VIE. The former became a wholly-owned subsidiary of the Company after the termination.

PARTNERS:  Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia);7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Trade & Services August 9, 2023 Page 2	CONFIDENTIAL

In addition, the Company intends to include the unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023 in a subsequent submission or filing with the Commission when they become available.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated June 29, 2023

Amendment No. 2 to Draft Registration Statement on Form F-1 filed June 5, 2023

Prospectus Summary, page 1

1.	We note your revised disclosure in response to comment 4. To the extent you have not entered into agreements with education companies and digital collection platforms, or received any intellectual property protections, revise to clarify that these statements are only aspirational and that you have not entered into any agreements or established IP rights and that you do not know if or when you ever will. If you have entered into such agreements or have established IP rights, or you have immediate plans to do so, please indicate the costs associated with undertaking specific business activities the timeframe in which you anticipate offering these products and/or services, and the basis of your conclusions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 104, and 118 of the Revised Draft Registration Statement.

2.	We note your revised disclosure in response to comment 5. Please clarify your disclosure to specify the particular Frost & Sullivan report you cite. Also, if you commissioned this report, please file a consent from Frost & Sullivan. Please see Securities Act Rule 436.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 81, 96 to 99, 101, 102, 104, 105, 108 to 110, 113 and 116 of the Revised Draft Registration Statemen to specify the Frost & Sullivan report it cites.

The Company respectfully advises the Staff that it has commissioned Frost & Sullivan to product the referenced report. A consent from Frost & Sullivan has been submitted as Exhibit 99.4 of the Revised Draft Registration Statement.

Division of Corporation Finance Office of Trade & Services August 9, 2023 Page 3	CONFIDENTIAL

3.	We note your revised disclosure in response to comment 6. We also note that there are 21 “Other Existing Shareholders.” If any one of those 21 shareholders is known to you to be the beneficial owner of more than five percent of voting securities, please identify that shareholder in the footnotes to your diagram.

The Company respectfully submits that none of the 21 shareholders is known to the Company to be the beneficial owner of more than five percent of voting securities. The Company has also revised the footnote to “Other Existing Shareholders” in the diagram on pages 6 and 73 of the Registration Statement, respectively, to reflect that.

4.	We note you revisions in response to comment 7 and your statement that you “have obtained requisite permissions and licenses for our operations in the PRC in all material aspects.” Please revise to delete the materiality qualifier. State affirmatively whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. As it appears that you did not rely on an opinion of counsel with respect to your conclusions regarding whether you need permissions and approvals to operate your business and to offer securities to investors, state that that is the case and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Doing Business in China, page 46

5.	We note response to comment 10 and your statement that “the PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time.” Please revise to state that this could result in a material change in your operations and/or the value of the securities you are registering.

In response to the Staff’s comment, the Company has revised the requested disclosure on pages 4 and 40 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Profit or Loss, page 83

6.	We note your response to comment 11. We also note that the transaction will be accounted for using the acquisition method of accounting in accordance with ASC 805; however, we did not note any purchase price allocation adjustments reflected in the pro forma financial statements. Please advise. Additionally, please confirm your intended accounting treatment of the January 2023 transaction, and the basis for your treatment.

In response to the Staff’s comments, the Company respectfully advise the Staff that the purchase price allocation adjustments are currently incomplete as the acquisition-date fair value analyses are ongoing. The Company expects that the purchase price allocation adjustments will be finalized and reflected in the Company’s unaudited consolidated financial statements as of and for the six months ended June 30, 2023 in the up-coming submission or filing.

Division of Corporation Finance Office of Trade & Services August 9, 2023 Page 4	CONFIDENTIAL

In accordance with ASC 805, (i) the transaction was identified as business combination with third party; (ii) the Company was identified as accounting acquirer and the acquisition date was January 10, 2023; (iii) since the Company conducted the acquisition by issuing 40,705,418 Class B-1 Preferred Shares to original shareholders of Ninjas in Pyjamas and the Company elected to use fair value of the acquirer’s equity interest as the consideration transferred since the Company has multiple rounds of equity financing from third parties prior to IPO. The excess of consideration over the fair value of assets and liabilities of businesses acquired shall be recognized as goodwill. The Company engaged an independent valuation appraiser to assist in identification and evaluation of fair value of issued shares for acquisition and identifiable assets acquired and liabilities assumed as of the acquisition date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

7.	We note your revisions to pages 96 and 97 in response to our comment 12. In an appropriate place in your Management Discussion and Analysis, please discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future.

In response to the Staff’s comment, the Company has revised the requested disclosure on page 82 of the Revised Draft Registration Statement. The Company otherwise believes that the known material trends impacting its profitability and prospects are sufficiently described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations.”

Results of Operations, page 92

8.	We note your response to comment 15. Please expand your results of operations discussion on talent management services to clarify that the majority of this revenue is generated from a related party.

In response to the Staff’s comment, the Company has revised the requested disclosure on page 83 of the Revised Draft Registration Statement.

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Division of Corporation Finance Office of Trade & Services August 9, 2023 Page 5	CONFIDENTIAL

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP